
SEC 12062413 SSION

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SEC FILE NUMBER
8-45285

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2011 (MM/DD/YY) AND ENDING June 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lantern Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

35 Pinelawn Road, Suite 101E
(No. and Street)

Melville (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Lanton 631-454-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Lanton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lantern Investments, Inc., as of June 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ERICK MONTOYA
Notary Public - State of New York
NO. 01MO6181315
Qualified in Suffolk County
My Commission Expires JAN 28, 2016

Signature

President
Title

Notary Public 7/11/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

PUBLIC



Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholders' of
Lantern Investments, Inc.

We have audited the accompanying statement of financial condition of Lantern Investments, Inc. (the "Company") as of June 30, 2012. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lantern Investments, Inc., as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
August 16, 2012

LANTERN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

ASSETS

Cash and cash equivalents	$ 462,436
Securities owned, at market value	1,060,853
Receivable from clearing broker	458,993
Goodwill, net of accumulated amortization of $41,952	165,353
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $138,703	20,872
Other assets	167,554
TOTAL ASSETS	$ 2,336,061

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 850,758
Deferred rent	12,850
Corporate taxes payable	18,666
TOTAL LIABILITIES	882,274
SUBORDINATED LIABILITY AND SHAREHOLDERS' EQUITY	
Liability subordinated to claims of general creditors	25,000
SHAREHOLDERS' EQUITY	
Preferred stock, $.01 par value; 10,000 shares authorized, -0- shares issued and outstanding	-
Common stock, $.05 par value; 30,000 shares authorized, 10,000 issued and 9,900 shares outstanding	495
Additional paid-in capital	412,472
Retained earnings	1,021,880
Treasury stock, at cost,100 shares	(6,060)
TOTAL SHAREHOLDERS' EQUITY	1,428,787
TOTAL SUBORDINATED LIABILITY AND SHAREHOLDERS' EQUITY	1,453,787
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,336,061

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Lantern Investments, Inc. (the "Company") was incorporated in the State of Delaware in 1992. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (the "FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). In this capacity, it executes both principal and agency transactions for itself and its customers on a fully disclosed basis through its clearing brokers, Pershing, LLC. ("Pershing") and Penson Financial Services, Inc. ("PFS") (terminated during the fiscal year). The Company does not hold funds or securities for, nor owe funds or securities to customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to the changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

The Company executes most of its customer trades through New York Stock Exchange member firms as an introducing broker and earns commission on its introduced customers. The Company has an agreement with its clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers. At June 30, 2012, the receivable from clearing brokers reflected on the statement of financial condition was substantially in cash.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

Securities transactions and financing with the clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Investments in securities that are traded on a securities exchange are valued at the last reported sales price on the primary exchange on the last business day of the year. Investments in securities traded in the over-the-counter market for which no market quotations are available are valued at the last reported bid price.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The Company files its federal and state corporate income tax returns using the accrual basis of accounting.

Depreciation of property and equipment is provided using straight-line methods over the useful life of the assets. Amortization of leasehold improvements is provided for by the straight-line method over the term of the lease.

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 "Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy" ("ASC 820"), the Company is required to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. See further disclosure in Note 4.

3. CASH AND CASH EQUIVALENTS

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution are insured up to $500,000 per account type by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. Cash and cash equivalents include $164,127 being held in money market funds.

4. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with SFAS No. 157 (ASC 820) at June 30, 2012. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments in securities				
Common stock	$ 16,807	$ 16,807	$ -	$ -
Certificate of deposits	421,161	421,161	-	-
Corporate bonds	126,607	126,607		-
Government agencies	4,496	4,496		-
Municipal bonds	491,782	366,794	124,988	-
Total	$ 1,060,853	$ 935,865	$ 124,988	$ -
Percent of total	100.00%	89.00%	11.00%	0.00%

5. GOODWILL

In June 2004, the Company purchased certain intangible assets of Tradex Brokerage Service, Inc., under an asset purchase agreement. Additionally, in June 2008 the Company purchased intangible assets from a retired employee under an asset purchase agreement. The Company has adopted FASB Statement No. 142 "Goodwill and Other Intangible Assets" ("ACS 350"). The intangible assets acquired are determined to be wasting assets, as defined in the SFAS, with finite useful lives. As such, these intangible assets are subject to amortization. The financial statements include a charge for amortization in the amount of $12,475 for the year ended June 30, 2012.

6. OTHER ASSETS

Other assets include $37,475 of advances paid to employees and are being expensed over various periods. These advances are to be repaid through the earning of a "Production Bonus" as stipulated in the various Employment Agreements. If the employee for any reason ceases to be employed by the Company before the date that the Production Bonus is earned, the loan shall become due and payable.

7. INCOME TAXES

The provision for current income taxes consists of the following:

Federal	$ 93,083
State	43,338
Total	$ 136,421

8. INCOME TAXES

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended June 30, 2012 management has determined that there are no material uncertain income tax positions.

9. DEFERRED RENT

Some of the leases for the Company's office spaces provide for rent abatements as well as scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the lease, while deferred rent payable represents cumulative rent expense charged to operations from inception of the lease in excess of required lease payments.

10. COMMITMENTS

In January 2007, the Company entered into an agreement to purchase a customer list and to pay a declining percentage of the monthly gross commissions generated for a period of five years. The agreement became effective in January 2008.

The Company leases office space in Westbury, NY Melville, NY, New York City, NY, Chicago IL, Houston, TX, and San Francisco, CA under non-cancelable lease agreements. The leases expire September 30, 2016, March 31, 2016, July 31, 2016, August 31, 2015, June 30, 2014, and March 31, 2013 respectively. The leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Future minimum rent payments on the leases are as follows:

Year Ended June 30,	
2013	$262,213
2014	164,517
2015	131,468
2016 and thereafter	82,808
Total	$ 641,006

11. LIABILITY SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The liability subordinated to the claims of general creditors consists of a subordinated loan agreement of $25,000 which pays interest at the rate of 10% per annum and matures August 31, 2012.

The subordinated loan has been contributed under agreements pursuant to the rules and regulations of the Financial Industry Regulatory Authority and the Securities and Exchange Commission.

11. LIABILITY SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS (continued)

Subordinated loan agreements can be withdrawn by the lenders only at the stated maturity date or may be prepaid under limited circumstances. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets net capital requirements governing withdrawal of subordinated debt. Interest expense on subordinated liabilities was $3,392 for the year ended June 30, 2012.

12. EMPLOYEE BENEFITS

The Company has a SIMPLE-IRA plan with a December 31 year end. The Board of Directors has elected to contribute an amount equal to three percent of eligible employee compensation, subject to statutory limitations. The expense included in the financial statements related to this plan is approximately $79,710 for the year ending June 30, 2012

13. RELATED PARTY TRANSACTION

Included in other assets is a receivable of $30,043 from a related party.

14. RULE15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

15. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2012, the Company had net capital of $1,049,445, which exceeded the minimum requirement of $100,000 by $949,445. The Company's net capital ratio was .84 to 1.

16. CONTINGENCY FOR PENDING ARBITRATION

The Company is a respondent in an arbitration arising in the ordinary course of business. The results of this matter cannot be predicted with any certainty at this time. After consultation with legal counsel, management is of the opinion that the Company has meritorious defenses to this action, and that the ultimate outcome of this matter will not have a material adverse impact on the financial position of the Company or the results of its operations. Included in the accrued expenses and other liabilities is a contingency reserve pending final resolution.

17. SUBSEQUENT EVENTS

Events have been evaluated through August 16, 2012, the date that these financial statements were available to be issued, and no further information is required to be disclosed.